Tenet Releases 12/12 Shopping Event Results for 2021

Toronto, Ontario--(Newsfile Corp. - December 30, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today published the results of its operations related to this year's 12/12 shopping event, also known as Couples' Day.

This year's 12/12 event showed a continuing trend toward the purchase of greener and more high-end products. For instance, sales of home appliances priced over CAD$1,200 were up 79% compared to last year. As larger ticket items typically generate greater supply-chain financing needs from product distributors who work with Tenet, this trend is proving to be beneficial to the Company, fueling greater demand for its services in events such as 12/12. Despite a more subdued event where participating e-commerce platforms considerably scaled back their marketing and promotional activities compared to previous years, the Company's first participation in the 12/12 shopping bonanza saw it generate approximately CAD$9.9M in revenue by working with multiple e-commerce platforms and several new retail and wholesale clients.

Update on Ongoing SEC Review of Tenet Registration Statement

On December 28, 2021, the Company received notice from the United States Securities and Exchange Commission (the "SEC") related to the SEC's ongoing review of the Company's registration statement in which the SEC referred Tenet to a letter published by the Division of Corporation Finance on December 20, 2021, available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies. Tenet was instructed to consider the guidance provided in the letter and revise its registration statement to address any applicable comments. The Company is currently reviewing the guidance and will ensure that its registration statement addresses any applicable comments as quickly as possible as instructed by the SEC.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251 cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA 1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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